Exhibit 99.1

For Immediate Release

Qiao Xing Mobile Communication Co., Ltd. Does not Involve with Trading Halt in Qiao Xing Universal Resources, Inc.

Beijing, China (April 17, 2012) — Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, noted that the trading in Qiao Xing Universal Resources, Inc. (“XING”) (Nasdaq: XING), its controlling shareholder, was halted yesterday by the NASDAQ Stock Market pending the provision of “additional information requested” by XING. The NASDAQ Stock Market’s website stated that trading in XING’s shares will remain halted until XING has fully satisfied the NASDAQ Stock Market’s request for additional information. While the release of further information by XING is pending, the board of directors and management of QXM would like to clarify that, to their knowledge, the trading halt of XING is not related to QXM or QXM’s business or transactions, any of QXM’s subsidiaries or any of their respective bank accounts.

XING, a public company listed on the Nasdaq Global Market, is the parent company and the controlling shareholder of QXM, and holds approximately 55.6% of the equity interests in QXM. Mr. Zhiyang Wu, the Chairman and Chief Executive Officer of QXM, also serves as the Chairman and Chief Executive Officer of XING.

About Qiao Xing Mobile Communication Co., Ltd.

Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and its research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.

Safe Harbor Statement

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of April 17, 2012, and QXM undertakes no duty or obligation to update such information, except as required under applicable laws.

For further information, contact:

Lucy Wang, Vice President

Qiao Xing Mobile Communication Co., Ltd.

Tel: (8610) 57315638

E-mail: wangjinglu@cectelecom.com